CHINA NATURAL RESOURCES, INC.

Room 2205, 22/F, West Tower, Shun Tak Centre

168-200 Connaught Road Central

Sheung Wan, Hong Kong

January 25, 2013

CORRESP

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attn:

Tia Jenkins, Senior Assistant Chief Accountant

James Giugliano, Staff Accountant

Brian Bhandari, Staff Accountant

John Coleman, Mining Engineer

Re:

China Natural Resources, Inc.

Form 20-F for the Year Ended December 31, 2011

Staff Letter of Comment dated December 21, 2012

SEC File No. 0-26046

Ladies and Gentlemen:

We are writing to respond to the Staff’s letter dated December 21, 2012, relating to our Annual Report on Form 20-F for the year ended December 31, 2011 (the “Annual Report”).

We respond to the Staff’s comments as follows:

Staff Letter dated December 21, 2012

Form 20-F for the Fiscal Year Ended December 31, 2011

General

1.

It appears that some of your operations as described on your company website are not disclosed in your Form 20-F. Please explain this apparent inconsistency.

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Response to Staff Comment 1:

We have reviewed the information on our website and determined that certain of the disclosure related to discontinued or disposed of operations. We have now removed the out-of-date information from our website.

Business Overview, page 19

Coal Mining Operations page 31

2.

Please provide a summary of your production and sale tonnages for each of your coal mines pursuant to the Instructions to Item 4.D of Form 20-F.

Response to Staff Comment 2:

The following summarizes our production and sales tonnages for each of our coal mines. We propose to include a substantially similar summary of production and sale tonnages in future filings, starting with the Annual Report on Form 20-F for the fiscal year ended December 31, 2012.

We propose to add the following information in the last paragraph under the caption “Business of Guizhou Yongfu (Yongsheng Mine)”:

As Yongsheng Mine is a newly constructed anthracite mine which commenced construction in 2009, no summary of production and sale tonnages has been provided.

We propose to add the following information in the last paragraph under the caption “Business of Guizhou Dayun (Dayun Mine)”:

As Dayun Mine is a newly constructed anthracite mine which commenced construction in late 2011, no summary of production and sale tonnages has been provided.

We propose to include the following information in the last paragraph under the caption “Business of Baiping Mining (Baiping Mine)”:

The following table summarizes the production quantity and sales quantity of our anthracite products for the period ended from March 18, 2010 (date of acquisition) to December 31, 2010, the year ended December 31, 2011 and the year ended December 31, 2012.

	2010	2011	2012
Production quantity (in tonnes):
Anthracite	65,046	159,185	[●]
Sales quantity (in tonnes):
Anthracite	71,158	152,564	[●]

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We propose to include the following information in the last paragraph under the caption “Business of Dayuan Coal (Dayuan Mine)”:

The following table summarizes the production quantity and sales quantity of our anthracite products for the period ended from March 18, 2010 (date of acquisition) to December 31, 2010, the year ended December 31, 2011 and the year ended December 31, 2012. As Dayuan Mine underwent an upgrading mine development project in 2011, no summary of production and sale tonnages is provided for 2011.

	2010	2011	2012
Production quantity (in tonnes):
Anthracite	9,555	-	[●]
Sales quantity (in tonnes):
Anthracite	10,847	-	[●]

We propose to include the following information in the last paragraph under the caption “Business of Gouchang Coal (Gouchang Mine)”:

The following table summarizes the production quantity and sales quantity of our anthracite products for the period ended from March 18, 2010 (date of acquisition) to December 31, 2010, the year ended December 31, 2011 and the year ended December 31, 2012. As Gouchang Mine had not completed its upgrading mine development project until March 2011, no summary of production and sale tonnages is provided for 2010.

	2010	2011	2012
Production quantity (in tonnes):
Anthracite	-	96,068	[●]
Sales quantity (in tonnes):
Anthracite	-	89,245	[●]

We propose to include the following information in the last paragraph under the caption “Business of Linjiaao Coal (Zhulinzhai Mine)”:

As Zhulinzhai Mine was undergoing an upgrading mine development project for the period from June 2009 to October 2011, no summary of production and sale tonnages is provided.

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We propose to include the following information in the last paragraph under the caption “Business of Xinsong Coal (Liujiaba Mine)”:

The following table summarizes the production quantity and sales quantity of our anthracite products for the period ended from March 18, 2010 (date of acquisition) to December 31, 2010, the year ended December 31, 2011 and the year ended December 31, 2012. As Liujiaba Mine underwent an upgrading mine development project in 2011, there was no production in 2011; however a summary of sale tonnages of anthracite in 2011 from the production in the previous year is provided.

	2010	2011	2012
Production quantity (in tonnes):
Anthracite	84,473	-	[●]
Sales quantity (in tonnes):
Anthracite	84,357	1,438	[●]

3.

Please forward to our engineer, as supplemental information and not as part of your filing, the September 2011 Behre Dolbear technical reports referenced in regards to your coal reserves, pursuant to paragraph (c) of Industry Guide 7. Please provide this information on a CD, formatted as Adobe PDF files. Please also provide the name and phone number for a technical person whom our engineer may call if he has technical questions about your reserves. You may ask to have this information returned by making a written request at the time it is furnished, as provided in Rule 12b-4 of Regulation 12B. If you have questions concerning the above request, please contact John Coleman, Mining Engineer at (202) 551-3610.

Response to Staff Comment 3:

In response to the Staff’s comments, the Company has provided to John Coleman, Mining Engineer, the September 2011 Behre Dolbear technical reports requested by the Staff in its letter of comment (the “Supplemental Information”). The Supplemental Information has been submitted in CD format as Adobe PDF files, to the address referenced by the Staff. The submission includes (a) the name and phone number for a technical person that the SEC engineer may call; (b) a written request for return of the Supplemental Information pursuant to Rule 12b-4 of Regulation 12B; and (c) a pre-paid, pre-addressed shipping envelope to facilitate return of the Supplemental Information.

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Operating and Financial Review and Prospects, page 48

4.

In order to provide an investor with a better understanding, in future filings, please expand your disclosure here or in the footnotes to your financial statements to address the nature of the assets included in construction-in-progress at each balance sheet date, as well as the costs accumulated in this category in each fiscal year. Please provide us with draft disclosure of your planned changes.

Response to Staff Comment 4:

In response to the Staff’s comment, the Company proposes to expand the disclosure, in future filings, to address the nature of the assets included in construction-in-progress at each balance sheet date, and the costs accumulated in each category in each fiscal year.

The Company respectfully advises the Staff that it proposes to add the following disclosure to Footnote 4 “Property, Plant and Equipment” of the Company’s financial statements starting with the Company’s financial statements for the year ended December 31, 2012.

F-pages – Note under Property, Plant and Equipment

Construction in progress consists of

	December 31,
	2011	2012
	CNY	CNY	US$
Mine construction	239,096	[●]	[●]
Civil construction	65,145	[●]	[●]
Machinery and equipment	39,878	[●]	[●]
Capitalized staff cost and design expenditures	27,056	[●]	[●]
Borrowing cost capitalization	34,540	[●]	[●]
Other capitalizable costs	32,816	[●]	[●]
	438,531	[●]	[●]

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Critical Accounting Policies, page 51

5.

We note you disclose certain liquidity and going concern considerations on page F-12. Given these considerations, as well as your recent operating losses, please expand your disclosure to address your critical accounting policy considerations concerning impairment of your long-lived assets, or tell us why no additional disclosure is necessary. Refer to SEC Release 33-8350, which can be found at: http://www.sec.gov/rules/interp/33-8350.htm. In your response, please clarify for us whether you considered your recent performance and liquidity concerns as an indication of impairment in the context of paragraph 9 of IAS 36. Also, tell us whether you performed an impairment test in 2011 or subsequently in 2012, and if so, tell us the results of that test as well as how you identified your cash generating units when performing your test.

Response to Staff Comment 5:

In response to the Staff’s comment, the Company proposes to include the following disclosure in our future filings, starting with the 2012 Form 20-F, to address our critical accounting policy considerations concerning impairment of our long-lived assets.

Impairment of non-financial assets

An impairment exists when the carrying value of an asset or cash generating unit exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell calculation is based on available data from binding sales transactions in arm’s length transactions of similar assets or observable market prices less incremental costs for disposing of the asset. The value in use calculation is based on a discounted cash flow model. The cash flows are derived from the budget for the next five years and do not include restructuring activities that the Group is not yet committed to or significant future investments that will enhance the asset’s performance of the cash generating unit being tested. The recoverable amount is most sensitive to the discount rate used for the discounted cash flow model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes.

The Company further advises the Staff that the cash generating units are the individual mines owned by the Company and that the Company has also assessed any potential indicators of impairment at the cash generating unit level as at December 31, 2011. The Company concluded that there are no indicators of impairment for the following reasons:

•

The non-ferrous mine, the Yangchong Mine and coal mines that are in commercial production, namely the Baiping Mine and Gouchang Mine, are profitable.

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•

The coal mines, that are in development stage, namely the Yongsheng Mine, the Dayun Mine, the Dayuan Mine, the Zhulinzhai Mine and the Liujiaba Mine, to which the recent operating losses are attributed, to have been forecasted by the Company to be profitable once they have reached the commercial production stage due to the shortage of coal available in Guizhou Province where the coal mines are located.  Given previous experiences with the coal mines that are already in commercial production, the Company is confident that the all necessary permits for commercial production will be obtained for the mines that are in development.  Furthermore, the construction progress of these coal mines is consistent with the original planned timelines. A non-ferrous mine, the Sichong Mine, also contributed to the Company’s operating loss in 2011 inasmuch as the Sichong Mine was in the exploration stage in 2011. The exploration work of Sichong Mine was completed subsequent to 2011, and the next stage of prospecting work has commenced.  The Company forecasts the Sichong Mine to be profitable once it reaches the commercial stage.

•

In addition, the Company’s principal shareholder has confirmed its continuous financial support of the Company, thereby supporting the funding necessary for the construction of the coal mines being developed.  This was disclosed in the last paragraph of “Liquidity and Capital Resources” section on page 60 of the 2011 Form 20-F, as well as in footnote 2.1 “Basis of Preparation” on page F-12.

As a result, the Company did not perform an impairment test in 2011 or subsequently in 2012.

Issued but Not Yet Effective International Financial Reporting Standards, page 54

6.

Please provide us with the extent to which you expect the adoption of IFRIC Interpretation 20, “Stripping Costs in the Production Phase of a Surface Mine”, will impact your financial statements. Refer to SAB Topic 11.M.

Response to Staff Comment 6:

In response to the Staff’s comment, the Company respectfully advises the Staff that the IFRIC Interpretation 20 is not applicable to the Company, as all mines owned by the Company since establishment are underground mines, and the Company did not operate any surface mining operations and does not expect to engage in any surface mining activities in the future. As a result, the adoption of IFRIC Interpretation 20 is not expected to impact the financial statements of the Company in future filings.

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Controls and Procedures, page 81

7.

We note you disclose your management has concluded your “disclosure controls and procedures were effective to ensure that information required to be disclosed in your periodic reports filed under the Exchange Act is recorded, processed summarized and reported, within the time periods specified by the Securities and Exchange Commission.” The definition of disclosure controls and procedures in Rule 13a-15(e) of the Exchange Act also includes “controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the [Exchange] Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.” Please confirm in future filings you will expand your disclosure to include your determination of the effectiveness of disclosure controls and procedures, as fully defined.

Response to Staff Comment 7:

We confirm that we will expand our description of disclosure controls to include our determination of the effectiveness of disclosure controls and procedures, as fully defined, in future filings starting with the 2012 Form 20-F.

Notes to the Consolidated Financial Statements, page F-11

Note 2.3 – Summary of Significant Accounting Policies, page F-13

(e) Property, Plant and Equipment, page F-15

8.

Please confirm in future filings you will revise your disclosure to clarify how you account for mine development costs, pre-production stripping costs and production-stage stripping costs. Please provide us with draft disclosure of your planned revisions.

Response to Staff Comment 8:

In response to the Staff’s comment, the Company respectfully submits that the Company has not historically incurred, and does not expect to incur, any stripping costs, whether pre-production or production-stage.  This is in line with the Company’s response to Staff Comment 6 wherein it indicated that IFRIC Interpretation 20 would not be applicable to the Company.  However, in response to the Staff’s comments, the Company respectfully advises the Staff that it proposes to revise its disclosure to clarify the accounting for mine development costs in future filings.

The Company proposes to add the following disclosure to Footnote 2.3 “Summary of Significant Accounting Policies” of the Company’s financial statements under section (e) “Property, plant and equipment” starting with the Company’s financial statements for the year ended December 31, 2012.

When proved and probable coal reserves have been determined, costs incurred to develop coal mines are capitalized as part of the cost of the mining structures.

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9.

We note your disclosure that your calculation of amortization of mining rights is over the estimated “reserves” of the mines and on page F-29 that you determine “the depreciation and/or amortization of mining-related assets by the actual units of production over the estimated reserves of the mines.” Please clarify for us, and confirm in future filings you will revise to clarify, whether the reserves referenced here are proven and probable reserves or some other measure.

Response to Staff Comment 9:

In response to the Staff’s comment, the Company respectfully advises the Staff that the reserves referenced under Footnote 2.5 (ii) of the Company’s financial statements are based on proven and probable reserves, as further elaborated in Footnote 2.5(iv) of the Company’s financial statements on page F-29.  The Company proposes to revise its disclosure in Footnote 2.3(e) on page F-15 and Footnote 2.5(ii) on page F-29 in future filings to clarify that the reserves referenced in these two sections are proven and probable reserves.

10.

It appears you depreciate mine development costs on a straight line basis over 15 to 35 years. Please tell us why you have determined the straight-line method to be a more appropriate basis for depreciation versus the units-of-production method (based on the proven and probable reserves). Please tell us how the years used in your straight-line depreciation of mine development costs corresponds to the life of your mines and the amounts of reserves expected to be extracted over the life of those mines.

Response to Staff Comment 10:

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company’s mining related assets, including the mine development costs, for which proven and probable reserves have been established, are depreciated upon production based on actual units of production over the estimated reserves of the mines, and such accounting policy has been disclosed in fourth paragraph of Footnote 2.3(e) of the Company’s financial statements on page F-15.  The Company further clarifies that the depreciation policy of the use of a straight-line method over 15 to 35 years for “Non-mining related buildings and mine development” was only applicable to non-mining related buildings, but none of the costs incurred were related to development of the Company’s mines.  In order to clarify this, in future filings the Company proposes to replace the words “Non-mining related buildings and mine development” with “Non-mining related buildings”.

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Note 2.4 – First-Time Adoption of IFRS, page F-23

Exemptions Applied, page F-23

11.

Based on your disclosure here, it appears you only applied a mandatory exemption related to estimates and did not apply any optional exemptions as part of your transition to IFRS. Please confirm to us that you did not apply any optional exemptions as detailed in paragraph 18 and Appendices C through E of IFRS 1. If such optional exemptions were applied (e.g., share-based payment transactions, cumulative translation differences and decommissioning liabilities included in the cost of property, plant and equipment), please provide us with an explanation of how such optional exemptions were applied and why such disclosure was not included in your financial statements.

Response to Staff Comment 11:

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company did not apply any optional exemptions in the transition to IFRS as detailed in paragraph 18 and Appendices C through E of IFRS 1.

Note 2.5 – Significant Accounting Judgments, Estimates and Assumptions, page F-28
Reserve Estimates, page F-29

12.

Please clarify for us, and confirm in future filings you will revise to disclose, the framework or guidelines that you use to estimate and define reserves (e.g. Industry Guide 7).

Response to Staff Comment 12:

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has used, and proposes to revise its disclosure in future filings to disclose that the guidelines under the Industry Guide 7 are used, to estimate and define reserves.

Note 19 – Profit (Loss) before Income Tax, page F-41

13.

We note your disclosure herein of a price adjustment fund. Please clarify for us what this fund represents and how it relates to your business.

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Response to Staff Comment 13:

In response to the Staff’s comment, the Company respectfully advises the Staff that the Guizhou Provincial Government in China has implemented a temporary Coal Price Adjustment Fund (“PAF”) that is charged to all coal mining entities located in the Guizhou Province.  The PAF was implemented by the Guizhou Provincial Government as a measure which aims to subsidize local power plants as a result of a shortage in coal supply and the increase in power supply demand in the Guizhou Province.  The determination of PAF is based on a certain percentage of sales or certain rate per tonne of coal sold, as prescribed by the Guizhou Provincial Government.  As a result, the Company was subject to the PAF since the Company has coal mining entities operating in the Guizhou Province.  The disclosure in Footnote 19 of the Company’s financial statements on page F-41 presents the PAF which the Company has paid to the Guizhou Provincial Government in relation to the coal sales incurred in 2010 and 2011.  The Company respectfully advises the Staff that it proposes to add the following disclosure to Footnote 19 (2) of the Company’s financial statements starting with the Company’s financial statements for the year ended December 31, 2012.

The price adjustment fund (“PAF”) was imposed by the Guizhou Provincial Government of the PRC at predetermined rates and on the quantity of coal sold by entities operated in the Guizhou Province.  The PAF paid can be claimed as a deductible expense for corporate income tax purposes and the amount claimed is based on the actual amount paid.

We acknowledge that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, please contact us or our counsel, Steven I. Weinberger, Esq., 1200 Federal Highway, Suite 200, Boca Raton, FL 33432, (561) 210-8516 (telephone), (888) 825-6417 (fax) and steve@southfloridacorporatelaw.com (email).

Very truly yours,

/s/ Li Feilie
Li Feilie
Chairman and Chief Executive Officer

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